11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025 Tel: (310) 966-1444 www.brileyfin.com

July 1, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Doris Stacey Gama
Suzanne Hayes

Re:	B. Riley Financial, Inc.
Form 8-K
Filed April 8, 2024
File No. 001-37503

 Dear Mses. Gama and Hayes:

On behalf of B. Riley Financial, Inc. (the “Company”), this is a written response to the June 4, 2024 comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s filing referenced above. Our responses have been included directly below each of the individual numbered comments included in your letter.

Form 8-K

Item 1.05 Material Cybersecurity Incidents

1.	We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on April 8, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given your statement that you do not currently believe that the incident will materially impact your financial condition or results of operations taken as a whole.

Response:

As the Staff notes, the Company’s Current Report on Form 8-K filed on April 8, 2024 (the “April 8 Form 8-K”) disclosed, under Item 1.05, Cybersecurity Incidents, a cybersecurity incident experienced by a subsidiary of the Company on April 5, 2024. As disclosed in the April 8 Form 8-K, the Company did not at that point believe that the incident will materially impact the Company’s financial condition or results of operations taken as a whole. The Commission’s Current Report on Form 8-K requires disclosure under Item 1.05 of a cybersecurity incident by a registrant that the registrant has determined “to be material.”

At the time of the Company’s voluntary disclosure of the cybersecurity incident in the April 8 Form 8-K, the Company believed that including the disclosure under Item 1.05 would be helpful to investors. The Company believed that investors, in light of the new Item 1.05 requirements, might have expected to find cybersecurity incidents that might become public disclosed under Item 1.05 notwithstanding the absence of a materiality determination, as other issuers had done prior to the Staff’s recent guidance. The Company is now aware of that Staff guidance, issued after the filing of the April 8 Form 8-K, encouraging registrants to disclose such incidents under another item of Form 8-K so as to avoid investor confusion. In light of the Staff’s guidance, in the future the Company will not report a cybersecurity incident under Item 1.05 unless it has made a determination that the incident is material.

2.	If the cybersecurity incident was reasonably likely to have a material impact on your operations, including qualitative or quantitative impacts, please amend your Form 8-K to describe the material impacts or likely material impacts. For example, consider customer/partner relationships and potential reputational harm related to the outage of your system, not just the impact to your financial condition or results of operations.

Response:

The Company respectfully refers the Staff to its response to Comment No. 1.

If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at 914-830-3173.

Sincerely,

/s/ Alan N. Forman
Alan N. Forman Executive Vice President, General Counsel and Secretary B. Riley Financial, Inc.